November 14, 2018

Frank Cavallaro
Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Two Liberty Place
Suite 2400
Philadelphia, PA 19102

       Re: Republic First Bancorp, Inc.
           Registration Statement on Form S-3
           Filed November 8, 2018
           File No. 333-228279

Dear Mr. Cavallaro:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services